Filed by Investment Managers Series Trust II (SEC File Nos.: 333-191476; 811-22894)
pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: KL Allocation Fund, a series of Investment Managers Series Trust
(SEC File Nos.: 333-122901 and 811-21719)

KL ALLOCATION FUND

SUPPLEMENT DATED MAY 21, 2024
TO THE COMBINED PROXY STATEMENT AND PROSPECTUS DATED MARCH 4, 2024

IMPORTANT NOTICE: Special Meeting of Shareholders Adjourned to May 31, 2024

May 21, 2024

Dear Shareholder:

The Special Meeting (the “Meeting”) of shareholders of KL Allocation Fund (the “Fund”), a series of Investment Managers Series Trust (the “Trust”), originally scheduled for April 11, 2024, has been adjourned for a third time to May 31, 2024, due to insufficient shareholder participation.

This Special Meeting had been called to ask the shareholders to approve a proposed reorganization of the Fund (the “Proposal”). If approved by shareholders, the Fund would be reorganized into the AXS Astoria Inflation Sensitive ETF (ticker: PPI), a series of Investment Managers Series Trust II (the “Reorganization”). AXS Investments, a New York-based manager of $1.5 billion in alternative investments, serves as investment advisor to the AXS Astoria Inflation Sensitive ETF. While as of May 10, 2024, an overwhelming majority of the votes received have been cast in favor of the Reorganization, not enough shares have voted to constitute approval of the Reorganization.

Every account, no matter the size, has a direct impact on the outcome of the proxy vote. It is important that you vote your shares no matter the size of your investment. The Board of Trustees of the Trust (the “Board”) unanimously recommends that you vote FOR the Proposal.

The original record date for the Meeting was February 16, 2024. The undersigned officer, pursuant to authority granted by the Board, has established a new record date of May 17, 2024 (the “Record Date”). As of the Record Date, Steven Vannelli, the portfolio manager and an affiliated person of the Fund, owned approximately 433,059.05 shares or 23.84% of the Fund and is eligible to vote on the Proposal. Mr. Vannelli is expected to vote in favor of the proposal, which substantially increases the likelihood that the Proposal will be approved.

INSTRUCTIONS FOR NEW SHAREHOLDERS:

If you have become a shareholder of the Fund since February 16, 2024 – Copies of the Notice and Proxy Statement are enclosed with this letter, together with a proxy ballot or ballots relating to the Proposal. Please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail. If you have any questions regarding the Proposal or how to vote your shares, please call Fund’s proxy solicitor, Okapi Partners, toll-free at 844-343-2643.

INSTRUCTIONS FOR SHAREHOLDERS AS OF FEBRUARY 16, 2024:

If you were a shareholder on February 16, 2024 — A proxy ballot or ballots relating to the Proposal are enclosed. Please consult the Notice and Proxy Statement for more information regarding the Proposal. The Proxy Statement is available at www.okapivote.com/GAVIX.  If you would like another copy of the Notice and the Proxy Statement, please call 844-343-2643, and one will be provided free of charge.

IF YOU DID NOT PREVIOUSLY VOTE YOUR SHARES, please take a moment to vote your shares today by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Fund’s proxy solicitor, Okapi Partners, toll-free at 844-343-2643. VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS AND ELIMINATE PHONE CALLS TO YOU.

IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES (AND ARE AT THE SAME CUSTODIAN AS YOU WERE ON THE ORIGINAL RECORD DATE) AND DO NOT WISH TO CHANGE YOUR VOTE, no action is necessary. Unless we receive instructions from you to the contrary, we will vote your shares according to your instructions on your previously submitted proxy ballot(s) or pursuant to your instructions previously submitted by telephone or through the internet. If you have changed custodians since the previous record date, you will need to please resubmit your voting instructions.

IF YOU HAVE PREVIOUSLY VOTED YOUR SHARES AND WISH TO CHANGE YOUR VOTE, you may do so by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Fund’s proxy solicitor, Okapi Partners, toll-free at 844-343-2643.

The information in this letter amends the Proxy Statement and supplements any other information about the Meeting previously delivered to you (this letter and the Proxy Statement together are referred to in this letter as the “Proxy Statement”). A Notice of Adjourned Session of Special Meeting of Shareholders is included below.

Please read the Proxy Statement carefully for information concerning the Proposal to be brought before the adjourned session of the Meeting. Regardless of whether you plan to attend the adjourned session of the Meeting, we urge you to vote by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Fund’s proxy solicitor, Okapi Partners, toll-free at 844-343-2643. If you attend the adjourned session of the Meeting, you may vote in person even if you have previously returned your proxy ballot(s) or have voted via the internet or by telephone. Proxies may be revoked at any time before they are exercised by submitting a revised proxy, by giving written notice of revocation to the Trust or by voting in person at the adjourned session of the Meeting.

As of the close of business on May 17, 2024, there were 1,816,575.382 shares outstanding. To the knowledge of the Fund, as of May 17, 2024, the following persons owned of record or beneficially 5% or more of the shares of the Fund:

Shareholder Name/Address	Percentage of Total Outstanding Shares
RAYMOND JAMES OMNIBUS FOR MUTUAL FUNDS SAINT PETERSBURG, FL 33716	29.96%
INTERACTIVE BROKERS LLC GREENWICH, CT 06830	23.84%
CHARLES SCHWAB & CO ATTN MUTUAL FUNDS SAN FRANCISCO CA 94104-4122	21.21%
NATIONAL FINANCIAL SERVICES LLC FBO THE EXCLUSIVE BENEFIT OF OUR CUSTOMERS NEW YORK, NY 10281	6.49%

To the extent the information in the Notice and the Proxy Statement has not been amended by this letter or the accompanying Notice of Adjourned Session of Special Meeting of Shareholders, such information remains applicable to this solicitation of proxies and the Meeting.

Remember, your vote counts. Please vote today. Thank you for your prompt attention to this matter.

NOTICE OF ADJOURNED SESSION OF SPECIAL MEETING OF SHAREHOLDERS

KL Allocation Fund

Scheduled for May 31, 2024

NOTICE IS HEREBY GIVEN of an adjourned session of the special meeting of the shareholders (the “Special Meeting”) of KL Allocation Fund (the “Acquired Fund”), a series of Investment Managers Series Trust (the “Trust”), to be held at 10:00 a.m., Pacific time, on May 31, 2024, at the offices of Mutual Fund Administration, LLC, 2220 E. Route 66, Suite 226, Glendora, California 91760. At the Special Meeting, you and the other shareholders of the Fund will be asked to consider and vote upon the following proposals:

1.	Approval of an Agreement and Plan of Reorganization providing for (i) the transfer of all of the assets of the Acquired Fund to the AXS Astoria Inflation Sensitive ETF (the “Acquiring Fund”), an existing series of Investment Managers Series Trust II (“IMST II”), in exchange for (a) shares of the Acquiring Fund and cash with an aggregate net asset value (“NAV”) equal to the aggregate NAV of the shares of the Acquired Fund, and (b) the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by (ii) the liquidating distribution by the Acquired Fund to its shareholders of the shares of the Acquiring Fund and cash (the “Proposal”); and

2.	The transaction of such other business as may properly come before the Special Meeting or any continuations after an adjournment thereof.

It is important that you vote your shares no matter the size of your investment. The Board unanimously recommends that you vote “FOR” the Proposal.

Shareholders of record as of the close of business on May 17, 2024, are entitled to notice of, and to vote or provide voting instructions at, the adjourned session of the Special Meeting, and are also entitled to vote, or provide voting instructions, at any adjournments or postponements thereof.

Please read the Proxy Statement carefully for information concerning the Proposal to be brought before the adjourned session of the Special Meeting. Regardless of whether you plan to attend the adjourned session of the Special Meeting, we urge you to vote by following the applicable instructions that appear on the enclosed proxy card regarding voting by internet, telephone or mail or by calling the Fund’s proxy solicitor, Okapi Partners, toll-free at: (844) 343-2643. If you attend the adjourned session of the Special Meeting, you may vote in person even if you have previously returned your proxy ballot(s) or have voted via the internet or by telephone. Proxies may be revoked at any time before they are exercised by submitting a revised proxy, by giving written notice of revocation to the Trust or by voting in person at the adjourned session of the Special Meeting

Sincerely,

Maureen Quill

Maureen Quill

President